                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.
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                                TRW VOTING ALERT
                              FROM NORTHRUP GRUMMAN

                           ATTN: INSTITUTIONAL HOLDERS

                                    IMPORTANT

TRW has adopted extraordinary procedures at the Special Meeting which require TRW shareholders to complete the form of certification on the back of each proxy card--in addition to the proxy card itself--in order for their votes to be counted fully in the vote on the Control Share Acquisition proposal.

Be sure to complete the certification on the back of your proxy card!

Failure to complete the certification of eligibility will exclude you from voting "non-interested" shares.

                    Don't allow your vote to be disregarded!

                              D.F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                                  212-269-5550

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.